Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of April, 2003

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 5, 2003	AURIZON MINES LTD. (Registrant) Signed "Ian S. Walton" By: IAN S. WALTON, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

Exhibits

News Release Dated April 4, 2003
News Release Dated April 10, 2003
News Release Dated April 22, 2003
Material Change Report filed April 28, 2003
Signatures

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 4 - 2003

APRIL 4, 2003
FOR IMMEDIATE RELEASE

Aurizon Reports 2002 Financial Results

Aurizon Mines Ltd. ("Aurizon") is pleased to announce the results of a successful 2002.  Highlights are as follows:

  Three financings completed for net proceeds of $20.1 million

  Long-term debt eliminated

  Acquired Casa Berardi royalty resulting in 100% ownership

  Market capitalization increased from $15.5 million to $88.8 million

  New mineralized zones discovered at Sleeping Giant and Casa Berardi

FINANCIAL RESULTS

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the prior year.  For 2002, Aurizon incurred a net loss of $2.8 million or $0.05 per share, compared to a net loss of $6.1 million or $0.16 per share in 2001.  The 2001 results included non-cash write-downs of resource assets totaling $1.1 million.

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs.  This is an improvement from the previous year when $2.8 million was consumed by operations.

Higher realized gold prices, together with a modest increase in gold production in 2002, resulted in an 18% increase in revenue from mining operations compared to 2001.  Total gold production in 2002 increased to 33,000 ounces from 31,900 ounces in 2001.  Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001.  The average gold price realized in 2002 was US$310 per ounce, 12% higher than the US$276 per ounce realized in 2001.  During 2002, Aurizon's foreign currency contracts were settled at the yearly average exchange rate of 1.57, resulting in a realized Canadian dollar gold price of $487 per ounce.  This compares favourably with a Canadian dollar realized gold price of $428 per ounce in 2001.

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant.  Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001.  A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year.

Aurizon Mines Ltd.

April 4, 2003
Aurizon Reports 2002 Financial Results - Page 2

Three equity financings provided $20.1 million to Aurizon in 2002, allowing the elimination of long term debt and the reinitiation of exploration activity at Casa Berardi.  At December 31, 2002, Aurizon had cash and working capital of $12 million.

OUTLOOK

Aurizon's share of gold production from Sleeping Giant in 2003 is expected to decrease 8% to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003.  Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 in 2002, due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne.  Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004.  This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

A major underground exploration program at Casa Berardi is underway to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level.  This nineteen month program will provide access to Zone 113, which will allow infill definition drilling and the extraction of a bulk sample, in order to increase the confidence level of the grade, continuity, and extent of Zone 113.  The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003.  In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118-120 zone area and to perform step-out drilling between this area and the East Mine.  The objective of these programs is to upgrade the quality of existing reserves and delineate additional reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi.  The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon's exploration and development commitments for 2003.  Aurizon anticipates sourcing additional equity funding during the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

Aurizon is debt free with working capital of $12 million.  The Company is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.

April 4, 2003
Aurizon Reports 2002 Financial Results - Page 3

OPERATING RESULTS			Year ended
	Fourth Quarter		December 31
	2002	2001	2002	2001
Sleeping Giant Production
Tonnes milled	48,272	54,392	202,852	214,067
Ore grade (grams/tonne)	10.8	9.0	10.5	9.6
Gold production - 100% (ounces)	16,257	15,210	66,136	63,858
- Aurizon's share of gold production	8,128	7,605	33,068	31,929
Total cash costs/ounce - U.S.$	$266	$263	$242	$236
Depreciation and amortization/ounce - U.S.$	$53	$28	$46	$36
Total production costs/ounce - U.S.$	$319	$291	$288	$272

Realized gold selling price - U.S.$	$326	$293	$310	$276
- Cdn.$	$511	$467	$487	$428

FINANCIAL HIGHLIGHTS			Year ended
	Fourth Quarter		December 31
	2002	2001	2002	2001
	$	$	$	$
Revenue	4,317,317	4,228,058	17,029,287	14,572,876
Net Loss	(796,464)	(3,244,870)	(2,768,906)	(6,071,508)
Operating Cash Flow	1,307,254	(1,836,698)	232,822	(2,760,959)
Loss per Share - Basic and Diluted	(0.01)	(0.08)	(0.05)	(0.16)

For further information, please contact Ian S. Walton, Chief Financial Officer or
Patrick Soares, Manager, Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932.

This News Release contains certain "forward-looking statements", including, but not limited to, the statements regarding Aurizon's strategic plans, production targets, mine operating costs, capital expenditures, work programs, exploration budgets, and mineral reserve and mineral resource estimates.  Forward-looking statements express, as at the date of this press release, Aurizon's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, environmental hazards and risks, uncertainty as to calculation of mineral reserves, requirement of additional financings, risks of delays in work programs and other risks referred to in Aurizon's 2001 Annual Information Form.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 5 - 2003

April 10, 2003
FOR IMMEDIATE RELEASE

AURIZON FINANCES SECOND PHASE OF UNDERGROUND PROGRAM AT CASA BERARDI; ARRANGES $5 MILLION FINANCING

Aurizon Mines Ltd. is pleased to announce that it has arranged a $5 million private placement flow-through financing to fund the second phase of the underground exploration program currently underway at the Company's Casa Berardi project in northwestern Quebec.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along Zone 113, definition drilling and the extraction of a bulk sample.  The total program will take approximately nineteen months.  Aurizon had previously arranged financing for the 2003 portion of the program.  The proceeds from this financing will fund 2004 expenditures.

The private placement offering, which has been arranged through Dundee Securities Corporation and National Bank Financial Inc. (the "Agents") on a best efforts basis, will be for the issue of up to 3,700,000 flow through common shares at a price of $1.35 per flow through common share for total gross proceeds of up to $4,995,000.

The Agents will receive a 6% cash commission on the gross proceeds, together with broker warrants entitling the Agents to purchase such number of common shares of the Company as is equal to 6% of the number of flow-through common shares sold under the offering at a price of $1.35 per common share.  The broker warrants will expire 12 months from the closing of the offering, which is expected to occur on or about May 1, 2003, and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Additional information on the Casa Berardi project is available from Aurizon's website at http://www.aurizon.com.

Aurizon is debt free and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  6  - 2003

April 22, 2003
FOR IMMEDIATE RELEASE

AURIZON REPORTS CONVERSION OF CONVERTIBLE DEBENTURE

Aurizon Mines Ltd. reports that it has issued 6,666,680 common shares to Sodemex II s.e.c., pursuant to the conversion of a non-interest bearing $4,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.  The Convertible Debenture, which would have matured on May 31, 2003, was originally issued in 1998 to Capital d'Amerique CDPQ Inc. and subsequently transferred to Sodemex II in December, 2001.  A $3,000,000 Convertible Debenture held by the Solidarity Fund (QFL), with identical terms, remains outstanding.

Aurizon is debt free and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORM 27

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

 April 22, 2003

Item 3.

Press Release

News release issued on April 22, 2003 via Canada NewsWire Ltd.
- Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. reports that it has issued 6,666,680 common shares to Sodemex II s.e.c., pursuant to the conversion of a non-interest bearing $4,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. reports that it has issued 6,666,680 common shares to Sodemex II s.e.c., pursuant to the conversion of a non-interest bearing $4,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.  The Convertible Debenture, which would have matured on May 31, 2003, was originally issued in 1998 to Capital d'Amerique CDPQ Inc. and subsequently transferred to Sodemex II in December, 2001.  A $3,000,000 Convertible Debenture held by the Solidarity Fund (QFL), with identical terms, remains outstanding.

As a result of the Convertible Debenture conversion, we have been advised that Sodemex II s.e.c. now owns 8,812,180 common shares of Aurizon Mines Ltd., representing 12.51% of the 70,430,817 issued and outstanding share capital of the Company.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act

and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information:

N/A

Aurizon Mines Ltd.
Material Change Report

Item 8.

Senior Contact Officers

David P. Hall, President & Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
28th day of April, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary